Perkins Coie LLP 700 13th Street, N.W. Suite 800 Washington, D.C. 20005-3960	T. +1.202.654.6200 F. +1.202.654.6211 perkinscoie.com

December 18, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Venture Lending & Leasing VII, Inc., et al. (the “Applicants”), File No. 812-15029

Ladies and Gentlemen:

We are writing on behalf of the Applicants to respectfully request the withdrawal of the Applicants’ application, originally filed with the Securities and Exchange Commission on May 8, 2019, for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 thereunder (the “Application”).

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please contact me at (202) 654-6254 or MMoynihan@perkinscoie.com.

Sincerely,

/s/ Mary C. Moynihan
Mary C. Moynihan